Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333‑264498, No. 333-203821, and No. 333-179868) and Form S-8 (No. 333-261351, No. 333‑190683, and No. 333-179869) of Radiant Logistics, Inc. (the “Company”), of our report dated February 27, 2023, relating to the consolidated financial statements of the Company as of and for the year ended June 30, 2022, and the effectiveness of internal control over financial reporting of the Company as of June 30, 2022 (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to a material weakness) appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2022.

/s/ Moss Adams LLP

Seattle, Washington

February 27, 2023